Exhibit 99.38

99.38 NEWS RELEASE DATED FEBRUARY 5, 2014

CIPHER APPOINTS GERALD MCDOLE AS CHAIR OF THE BOARD

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, Feb. 5, 2014 - Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that Gerald (Gerry) McDole has been appointed as Chair of the Board of Directors of the Company effective immediately. Mr. McDole has been a member of Cipher’s Board since 2004. Mr. McDole replaces William Garriock, who, as previously disclosed, resigned from the Board on December 31, 2013.

Mr. McDole retired as President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations at the end of 2003. He was previously President and CEO of Astra Pharma Inc., and led the merger with Zeneca Pharma Inc. He currently serves as a director of Medicure Inc. and Paladin Labs Inc. and is Chair of the Board of Sampling Technologies Inc., a privately-held medical information technologies company. Mr. McDole holds a BSc. and a certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a business administration diploma from the University of Toronto.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

SOURCE Cipher Pharmaceuticals Inc.

For further information:

Craig Armitage
Investor Relations
TMX Equicom
(416) 815-0700 ext 278
(416) 815-0080 fax
carmitage@tmxequicom.com

Larry Andrews
President and CEO
Cipher Pharmaceuticals
(905) 602-5840 ext 324
(905) 602-0628 fax
landrews@cipherpharma.com